UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 23, 2018

_____

In the Matter of

Bank First National Corporation
402 North 8th Street
Manitowoc, WI 54220

File No. 001-38676

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ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(d)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED

       Bank First National Corporation has filed with the Commission and the Nasdaq Stock Market an application to register its common stock on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

       In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

       Bank First National Corporation requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

       The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the Nasdaq Stock Market shall become effective immediately.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary